                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                   SCHEDULE TO
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          NATIONAL PROPERTY INVESTORS 4
                       (Name of Subject Company (Issuer))

                                (Amendment No. 1)


                        AIMCO PROPERTIES, L.P. -- OFFEROR
    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))


                                 Patrick J. Foye
                            Executive Vice President
                   Apartment Investment and Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8081
--------------------------------------------------------------------------------
                 (Name, Address, and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy To:

                                Gregory M. Chait
                                  Robert Barker
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            CALCULATION OF FILING FEE

Transaction Valuation*                                 Amount of Filing Fee**
----------------------                                 ----------------------
$1,134,750                                             $104.40

*  For purposes of calculating the fee only.

** Previously paid.

   [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid:   __________         Filing Party: __________

   Form or Registration No.: __________         Date Filed:   __________

   [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

   [X] third-party tender offer subject to Rule 14d-1.  [ ] going-private transaction subject to Rule 13e-3.

   [ ] issuer tender offer subject to Rule 13e-4.       [ ] amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             TENDER OFFER STATEMENT

         This Tender Offer Statement on Schedule TO relates to the tender offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase outstanding units of limited partnership interest of National Property Investors 4, a California limited partnership, at a price of $75 per unit in cash, subject to the conditions set forth in the Offer to Purchase, dated May 13, 2002, and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and Acknowledgment and Agreement are filed with this Schedule TO as Exhibits 1, 2 and 3, respectively.

         The information in Exhibits 1-3 and 5-8 is incorporated in this Schedule TO by reference in answer to items 1 through 11 of Schedule TO.

         On May 24, 2002, AIMCO Properties, L.P. mailed a letter to the holders of units of National Property Investors 4. A copy of that letter is filed as
Exhibit 8.

Item 12.   Exhibits.

1 Offer to Purchase limited partnership units of National Property Investors 4, dated May 13, 2002.

2 Letter of Transmittal and related instructions, dated May 13, 2002 (included as Annex II to the Offer to Purchase attached as Exhibit
          (1)(a)).

3         Acknowledgement and Agreement, dated May 13, 2002.

4 Letter, dated May 13, 2002, from AIMCO Properties, L.P., to the limited partners of National Property Investors 4.

5 Third Amended and Restated Credit Agreement (Secured Revolving Credit Facility), dated as of November 6, 2001, by and among AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A., Fleet National Bank, and First Union National Bank. (Exhibit 10.1 to AIMCO Properties, L.P.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, filed on November 14, 2001, is incorporated herein by this reference).

6 Annual Report of AIMCO Properties, L.P. for the year ended December 31, 2001 filed on Form 10-K405 on April 1, 2002 is incorporated herein by this reference.

7 Quarterly Report of AIMCO Properties, L.P. for the quarter ended March 31, 2002, filed on Form 10-Q on May 14, 2002, is incorporated herein by this reference.

8 Letter, dated May 24, 2002, from AIMCO Properties, L.P., to the limited partners of National Property Investors 4.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2002
                                           AIMCO PROPERTIES, L.P.

                                           By: AIMCO-GP, INC.
                                                    (General Partner)

                                           By: /s/ Patrick J. Foye
                                               --------------------------------
                                               Executive Vice President


                                           AIMCO-GP, INC.

                                           By: /s/ Patrick J. Foye
                                               --------------------------------
                                               Executive Vice President


                                           APARTMENT INVESTMENT
                                           AND MANAGEMENT COMPANY

                                           By: /s/ Patrick J. Foye
                                               --------------------------------
                                               Executive Vice President

                                  EXHIBIT INDEX

EXHIBIT
NUMBER    DESCRIPTION
-------   -----------
1         Offer to Purchase limited partnership units of National Property
          Investors 4, dated May 13, 2002.

2         Letter of Transmittal and related instructions, dated May 13, 2002
          (included as Annex II to the Offer to Purchase attached as Exhibit
          (1)(a)).

3         Acknowledgement and Agreement, dated May 13, 2002.

4 Letter, dated May 13, 2002, from AIMCO Properties, L.P., to the limited partners of National Property Investors 4.

5         Third Amended and Restated Credit Agreement (Secured Revolving Credit
          Facility), dated as of November 6, 2001, by and among AIMCO
          Properties, L.P., AIMCO/Bethesda Holdings, Inc., NHP Management
          Company, Bank of America, N.A., Fleet National Bank, and First Union
          National Bank. (Exhibit 10.1 to AIMCO Properties, L.P.'s Quarterly
          Report on Form 10-Q for the quarter ended September 30, 2001, filed on November 14, 2001, is incorporated herein by this reference).

6         Annual Report of AIMCO Properties, L.P. for the year ended December
          31, 2001 filed on Form 10-K405 on April 1, 2002 is incorporated herein by this reference.

7         Quarterly Report of AIMCO Properties, L.P. for the quarter ended March
          31, 2002, filed on Form 10-Q on May 14, 2002, is incorporated herein by this reference.

8 Letter, dated May 24, 2002, from AIMCO Properties, L.P., to the limited partners of National Property Investors 4.